

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 26, 2008

<u>**Via U.S. Mail and Fax (405) 948-2038**</u>

Mr. Lonnie J. Lowry
Chief Financial Officer
Panhandle Oil and Gas Inc.
Grand Centre, Suite 300
5400 North Grand Blvd.
Oklahoma City, OK 73112

> **Re:** **Panhandle Oil and Gas Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 11, 2008**
>
> **File No. 1-31759**

Dear Mr. Lowry:

We have reviewed your Form 10-K for the Fiscal Year Ended September 30, 2008 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Business, page 1

1.   Please note that the address you have stated for the SEC's Public Reference Room is out of date. Please update this information. You may wish to consult the information available on our website at www.sec.gov/info/edgar/prrrules.com.

Estimated Future Net Cash Flows, page 11

2.   Your "Estimated Future Net Cash Flows" and "10% Discounted Present Value of Estimated Future Net Cash Flows" presented on page 12 appear to present non-GAAP measures as defined by Regulation S-K, Item 10(e). As such, the disclosure requirements of Item 10(e) should be included in your filing, including a reconciliation to the GAAP measure "Standardized Measure of Discounted Future Net Cash Flows." Please provide such a reconciliation to us at this time, and please provide this expanded disclosure in future filings.

Issuer Purchases of Equity Securities, page 18

3.   We note that your Proxy Statement, at page 7, defines the term "ESOP" to mean your "Employee Stock Ownership and 401(k) Plan and Agreement"; however, your Form 10-K uses the term "ESOP" without defining it (see pages 18, 38, 39 and 50). Please add a definition of the term "ESOP" to your Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

4.   Please indicate whether there are any off-balance sheet arrangements as to which disclosure is required pursuant to Item 303(a)(4) of Regulation S-K. If none, please so state.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Use of Estimates, page 41

5.   We note the Company's consulting petroleum engineer, with assistance from Company geologists, prepares estimates of crude oil and natural gas reserves. In future filings, identify the individual in your filing per Instruction 4B of Item 102 of Regulation S-K, or remove references to such engineer from your financial statement footnotes.

<u>Depreciation, Depletion, Amortization, and Impairment, page 44</u>

6.   You state that you compute depreciation, depletion and amortization of the costs
        of producing oil and gas properties using the units of production method using
        proved reserves. Confirm, if true, and expand your disclosure in future filings to
        specify that capitalized costs of exploratory wells that have found proved reserves
        and capitalized development costs are amortized on the basis of the total
        estimated units of proved *developed* reserves, rather than on the basis of all
        proved reserves. Refer to paragraph 35 of SFAS 19.

<u>Controls and Procedures, page 56</u>

7.   We note your statement at the end of the first paragraph that "… the
        President/CEO and Vice President/CFO have concluded that, subject to the
        limitations noted above, the Company's disclosure controls and procedures were
        effective *to ensure that material information relating to the Company, including
        its consolidated subsidiary, is made known to them*." Please delete the italicized
        language.

<u>Exhibits, page 57</u>

8.   Please explain to us why you have not filed the ESOP as an exhibit to your Form
        10-K; refer to Item 601(b)(10)(iii) of Regulation S-K.

<u>Signatures, page 58</u>

9.   Please include the signature of your controller or principal accounting officer, as
        required by General Instruction D(2)(a) to Form 10-K.

<u>Exhibits 31.1 and 31.2</u>

10.   Please ensure in future filings that the Section 302 certifications are in exactly the
        form required by Item 601(b)(31) of Regulation S-K. For example, please note
        the following:
        ● Do not replace the word "registrant" with the word "company";
        ● In paragraph 4(d), do not replace the words "most recent fiscal quarter (the
        registrant's fourth fiscal quarter in the case of an annual report)" with the words
        "fourth quarter"; and
        ● In paragraph 5, do not delete the words "(or persons performing the equivalent
        functions)."

Mr. Lonnie J. Lowry
Panhandle Oil and Gas Inc.
February 26, 2008
Page 4

<u>Engineering comments:</u>

<u>Supplementary Information on Oil and Gas Reserves</u>

<u>Estimated Quantities of Proved Oil and Gas Reserves, page 53</u>

11.　We note the net quantities of your oil and gas reserves increased by approximately 20% and 48% respectively in fiscal year 2008. However, there are no explanations for the significant increases in proved reserves. For example, we note that you had significant extensions and discoveries in your gas reserves without an explanation of the significant changes. Please clarify how your current disclosure complies with paragraph 11 of SFAS 69 or revise your document to include sufficient explanations for these significant changes to your proved reserves.

<u>Standardized Measure of Discounted Future Net Cash Flows, page 54</u>

12.　We note your disclosure which states that for determining future cash flows as of September 30, 2008 you used average prices of $4.51 per Mcf of natural gas. Please reconcile this price of natural gas at September 30, 2008 with the Henry Hub price of approximately $7.17 per Mcf of natural gas as of September 30, 2008.

<u>Form 10-Q for the Fiscal Quarter Ended December 31, 2008</u>

13.　Please see comments 7 (regarding disclosure controls and procedures) and 10 (regarding Section 302 certifications) above and make corresponding revisions to future Form 10-Q filings.

<u>Schedule 14A Filed January 21, 2009</u>

14.　Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

<u>General</u>

15.　Please disclose whether you have adopted policies and procedures for the review, approval or ratification of transactions with related persons. Please see Item 404(b) of Regulation S-K. Also, if there are any transactions requiring disclosure pursuant to Item 404(a), please disclose them and file any agreements relating to such transactions as exhibits.

Nominees for Election to the Board of Directors in 2009, page 4

16.   Please clarify your biographical sketches so that they contain sufficient
        information to identify precisely which positions the individuals held with which
        organizations during the past five years.

Report of the Audit Committee, page 9

17.   On page 11, please move the names of the Audit Committee members up on the
        page so that they precede the heading "Independent Accountants' Fees and
        Services," so that it is clearer that the names of the Audit Committee members
        relate to the text under the heading "Report of the Audit Committee."

Executive Compensation, page 13

18.   Please revise the heading of the "Summary Annual Compensation Table" to
        remove the word "Annual."

19.   Please advise us as to whether the ESOP is a tax-qualified defined contribution
        plan, and whether it is an employee benefit plan that is intended to meet the
        qualification requirements of Section 401(a) of the Internal Revenue Code.

20.   Please include the disclosure required by Item 402(d) of Regulation S-K (Grants
        of Plan-Based Awards table) with regard to the ESOP, or explain to us why you
        believe no such disclosure is required.

Base Salaries and Annual Cash Bonuses, page 15

21.   We note your statement that "Base salaries for executive officers are reviewed
        and compared to similar positions in the Company's industry. The Company has
        made an effort in the last few years to bring its salary levels up to those of
        comparably-sized companies in the oil and gas industry." Please disclose the list
        of companies that you have identified as comparable companies to which you
        have compared elements of your executive officers' compensation.

22.   With regard to annual cash bonuses, we note your disclosure that there is an
        annual goal-setting process in which objective performance metrics as well as
        more subjective performance goals are approved. We also note your statement
        that the objective performance metrics "addressed production volume, reserve
        replacement rate, finding and development ("F&D") costs and general and
        administrative ("G&A") costs." However, you do not disclose what the specific
        goals were. Please revise to disclose all qualitative and quantitative performance

Mr. Lonnie J. Lowry
Panhandle Oil and Gas Inc.
February 26, 2008
Page 6

targets or goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of
Regulation S-K. To the extent that you believe that disclosure of the targets
would result in competitive harm such that they could be excluded properly under
Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental
basis a detailed explanation supporting your conclusion. Please also note that to
the extent disclosure of the qualitative or quantitative performance-related factors
would cause competitive harm, you are required to discuss how difficult it was or
will be to achieve the target levels or other factors. Please see Instruction 4 to
Item 402(b) of Regulation S-K.

Change-in-Control Executive Severance Agreements, page 16

23.	We note that you have provided disclosure "assuming that a change-in-control
event took place on the first day of calendar 2009." Please note that Instruction 1
to Item 402(j) calls for you to provide the disclosure applying the assumption
"that the triggering event took place on the last business day of the registrant's
last completed fiscal year." Please revise accordingly.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;
· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy at (202) 551-3703 if you have questions regarding the engineering comments and related matters. You may contact Mike Karney at (202) 551-3847 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Anne Parker for

H. Roger Schwall
Assistant Director